Filed Pursuant to Rule 424(b)(2)
Registration No. 333-260031

PROSPECTUS

BLUE OWL CAPITAL INC.

DIVIDEND REINVESTMENT PLAN

2,500,000 Shares of Class A Common Stock

This prospectus describes and constitutes the Blue Owl Capital Inc. Dividend Reinvestment Plan (the “Plan”). Under the Plan, eligible stockholders have the opportunity to reinvest the cash dividends paid on some or all of their shares of Class A common stock (“Class A Shares”) in additional Class A Shares. The reinvestment price may be at a discount to the then-current trading price of our Class A Shares to be set by our board of directors (the “Board”) from time to time in its sole discretion. As of the date of this prospectus, we do not intend to offer a discount for future dividend reinvestment purchases, but we reserve the right to offer the discount at any time.

Class A Shares will be purchased under the Plan from newly issued shares, shares held in the treasury of the Company or shares purchased in the open market or by negotiated transactions. To the extent that Class A Shares issued hereunder are authorized but previously unissued shares or treasury shares rather than shares acquired in the open market, the Plan will raise additional capital for the Company. If the shares are purchased from Blue Owl Capital Inc. (“Blue Owl”), your purchase price will be the closing price of our Class A Shares on the New York Stock Exchange (“NYSE”) for that investment date, subject to any discount to be set by our Board from time to time in its sole discretion. If the NYSE is closed on that date, then the price will be the closing price of our Class A Shares on the NYSE for the next business day the NYSE is open. If the shares are purchased in the open market or by negotiated transaction, your purchase price will be the weighted average price per share of the aggregate number of shares purchased under the Plan in the open market or by negotiated transaction for the specific batch for such shares purchased by the Plan Administrator’s broker on the investment date.

We have appointed Computershare Trust Company, N.A. (the “Plan Administrator”) to serve as the administrator of the Plan. Computershare, Inc. acts as service agent to the Plan Administrator. You may enroll in the Plan through the Plan Administrator’s website (www.computershare.com/investor) or by calling (866) 690-7918—toll-free and responding to the appropriate prompts. You may also enroll in the Plan by completing an enrollment form and returning it to the Plan Administrator.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our Class A Shares.

Our Class A Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “OWL”. On June 27, 2022, the closing price of our Class A Shares was $11.16 per share.

Investing in our Class A Shares involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 28, 2022.

INFORMATION INCORPORATED BY REFERENCE

This registration statement incorporates by reference important business and financial information about our Company that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this prospectus, and the SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 28, 2022 (our “Annual Report”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 5, 2022 (our “Quarterly Report”);

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Our Current Reports on Form 8-K, filed with the SEC on (i)  December 30, 2021 (excluding Item 7.01 and Exhibit 99.1 thereof), as amended by Amendment No. 1 to Form 8-K filed on March 11, 2022, (ii)  February  11, 2022, (iii) February  15, 2022, (iv) February  17, 2022 (excluding Item 2.02 and Exhibit 99.1 thereof), (v) April  11, 2022, (vi) May  5, 2022 (excluding Item 2.02 and Exhibits 99.1 and 99.2 thereof), (vii) May 20, 2022 (excluding Item 7.01), (viii) June  2, 2022, (xix) June  10, 2022 and (x) June 15, 2022; and

•	The description of our securities filed as an exhibit to our Quarterly Report.

We also incorporate by reference into this prospectus any further filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (other than portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” and not filed with the SEC), including all filings filed after the date hereof and prior to the completion of an offering of securities under this prospectus.

We have filed with the SEC this registration statement under the Securities Act of 1933, as amended, covering the Class A Shares to be offered and sold by this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC website referred to below under “Where You Can Find More Information.” Any statement made in this prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, document, agreement or other document as an exhibit to the registration statement or any other document incorporated herein by reference, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Our filings with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at www.blueowl.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Blue Owl Capital Inc.

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

Attn: Office of Secretary

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state or jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date mentioned other than on the cover page of these documents.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect our current views with respect to, among other things, future events, operations and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “projects,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words, other comparable words or other statements that do not relate to historical or factual matters. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to various risks, uncertainties (some of which are beyond our control) or other assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some of these factors are described under the sections entitled “Risk Factors” and “Blue Owl’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors should not be construed as exhaustive and should be read in conjunction with the risk factors and other cautionary statements that are included in this prospectus and in our other periodic filings. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

BLUE OWL

Blue Owl is a global alternative asset manager with $102.0 billion in AUM as of March 31, 2022. Anchored by a strong permanent capital base, the firm deploys private capital across Direct Lending, GP Capital Solutions and Real Estate strategies on behalf of institutional and private wealth clients. Blue Owl’s flexible, consultative approach helps position the firm as a partner of choice for businesses seeking capital solutions to support their sustained growth. The firm’s management team is comprised of seasoned investment professionals with more than 25 years of experience building alternative investment businesses. Blue Owl employs over 400 people across 10 offices globally.

Blue Owl was formed through the combination of Owl Rock and Dyal Capital in May 2021, at which time these businesses merged with and into Altimar Acquisition Corporation (“Altimar”), a blank check, special purpose acquisition company. The combination of Owl Rock and Dyal Capital creates a platform primed to continue servicing these markets. In December 2021, we acquired Oak Street, which expanded our firm’s offerings to include real estate-focused products. On April 1, 2022, we acquired Wellfleet Credit Partners LLC (“Wellfleet”) from affiliates of Littlejohn & Co., LLC, expanding our existing platform of credit solutions.

Our breadth of offerings and permanent capital base enable us to offer a differentiated, holistic platform of capital solutions to middle market companies, large alternative asset managers and corporate real estate owners and tenants. We provide these solutions through our permanent capital vehicles, as well as long-dated private funds, that we believe provide our business with a high degree of earnings stability and predictability. Our permanent capital vehicles are products that do not have ordinary redemption provisions or a requirement to exit investments after a prescribed period of time to return invested capital to investors, except as required by applicable law or pursuant to redemption requests that can only be made after significant lock-up periods. For the quarter ended March 31, 2022, approximately 95% of our management fees were earned from permanent capital vehicles.

Our global, high-caliber, investor base includes a diversified mix of institutional investors, including prominent public and private pension funds, endowments, foundations, family offices, private banks, high net worth individuals, asset managers and insurance companies, as well as retail clients, accessed through many well-known wealth management firms. We have continued to grow our investor base and presence in the growing private markets and alternative asset management sector by emphasizing our disciplined investment approach, client service, and portfolio performance.

While we currently offer Direct Lending, GP Capital Solutions and Real Estate products across three divisions (Owl Rock, Dyal Capital and Oak Street), our management takes a one-firm approach when making operating decisions and determining how to allocate resources. As a result, we currently operate as a single reportable segment. Management regularly reviews our revenues by product line and our expenses by type at the total firm level (e.g., compensation and benefits; general, administrative and other expenses), and therefore we have presented details of our operating results throughout this prospectus consistent with how management reviews our results.

Our revenues are generated primarily from the investment advisory and administrative services agreements we have with our products. See Note 2 to our Financial Statements for a detailed description of how we earn our revenues and the significant impact that our FPAUM has on the amount of revenues we earn each period. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in our most recent Annual Report on Form 10-K presents additional information on our revenues and operating results, as well as historical AUM and performance information for certain of our products; such information should be read in conjunction with this description of our business.

Our Class A Shares are listed on the NYSE under the symbol “OWL,” and our public warrants are listed on the NYSE under the symbol “OWL.WS.” Our principal executive offices are located at 399 Park Avenue, 38th

Floor, New York, NY 10022 and our telephone number at that address is (212) 419-3000. Our website is located at www.blueowl.com. Our website is included in this prospectus as an inactive textual reference only. Except for the documents specifically incorporated by reference into this prospectus, our website and the information contained on our website are not a part of this prospectus or any applicable prospectus supplement, and you should not rely on any such information in making your decision whether to invest in the securities covered by this prospectus.

ABOUT THE PLAN

The following are answers to certain questions that you may have regarding the provisions of the Plan. The Plan was authorized by the Board on October 4, 2021. The Plan will continue until the earlier of the date that all shares registered under the Plan have been sold or the date we terminate the Plan.

1. What is the purpose of the Plan?

The purpose of the Plan is to provide existing holders of our Class A Shares with a convenient method of investing some or all of their cash dividends in Class A Shares. The Plan is primarily for the benefit of long-term investors. The Company reserves the right to terminate or deny enrollment or reenrollment of any shareholder who the Company determines is using the Plan for purposes inconsistent with the intended purposes of the Plan or in a manner deemed by the Company not to be in the best interests of the Company’s shareholders generally.

2. What features does the Plan offer?

•	Full and Partial Dividend Reinvestment. Participants may have all or only some of the cash dividends paid on their Class A Shares automatically reinvested in additional Class A Shares.

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Ability to Buy Fractional Shares. You may invest 100% of the cash dividends paid on your shares even if the amount of those dividends would not be enough to purchase a whole share because the Plan permits fractions of shares, as well as full shares, to be credited to participants’ accounts. In addition, dividends in respect of such fractions, as well as full shares, will be credited to participants’ accounts.

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Price Discount. We may offer shares under the Plan at a discount from 0% to 5% on shares purchased directly from us for all purchases including dividend reinvestment. The discount, if offered, will be established from time to time by our Board. As of the date of this prospectus, the Board does not intend to offer a discount.

•	Automated Transactions. You can execute many of your plan transactions online at www.computershare.com/investor or by phone if you have established automated privileges.

•	Automated Transactions. You can execute many of your plan transactions online at www.computershare.com/investor or by phone if you have established automated privileges.

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Safekeeping. Participants avoid safekeeping requirements and record keeping costs for shares credited to their accounts through the free custodial service and reporting provisions of the Plan. Statements of account will be furnished to participants no less frequently than quarterly if dividends are paid and annually if no dividends are paid to provide simplified record keeping.

3. What are some considerations regarding the Plan?

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Because the prices at which shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose some advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased on the open market is the average price paid by the Plan Administrator to obtain shares for all participants who acquire shares through the Plan on the same day, you may pay a higher price for shares purchased under the Plan than you would for shares purchased on the investment date outside of the Plan.

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You will incur transaction and trading fees (which include any applicable brokerage commissions the Plan Administrator is required to pay) when dividends are reinvested through the Plan, which will result in less than the entire amount of your dividend being reinvested to purchase our Class A Shares.

•	We do not pay interest on funds we hold pending investment.

•	Sales of shares for participants via batch order or market order are irrevocable and will be made at market prices at the time of sale.

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To sell your shares through a broker of your choice, you must first request either that (a) your broker electronically transfers your shares to the Plan Administrator or (b) the Plan Administrator electronically transfers your shares to your broker

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Shares held in the Plan by the Plan Administrator are not covered by the customer protection provisions of the Securities Investor Protection Act of 1970 relating to customers of failed securities broker-dealer firms.

4. Who is the Plan Administrator and what does the Plan Administrator do?

The Plan is administered by Computershare Trust Company, N.A, a corporation independent of, and not affiliated with, us. The Plan Administrator maintains records, prepares, and sends account statements to participants, and performs other duties related to the Plan. The Plan Administrator forwards participants’ funds to the independent agent for open market purchases. The Plan Administrator also keeps account records, sends account statements to participants, and performs other administrative duties related to the Plan.

The Plan Administrator is also responsible for purchasing and selling Blue Owl Class A Shares for participants’ plan accounts, including the selection of the broker or dealer through which plan transactions are made. Neither Blue Owl nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

5. Who is eligible to participate in the Plan?

If you are a Blue Owl stockholder of record – that is, your shares are registered in your name, not your broker’s or bank’s name – you can enroll either by going to the Plan Administrator’s website or requesting and returning an enrollment form by mail. Please refer to Question 23 for the Plan Administrator’s website, phone numbers, and addresses.

6. How do I enroll if my shares are held other than in my name?

If your Blue Owl shares are registered in the name of a bank, broker or other nominee, simply arrange for the bank, broker or other nominee to register in your name the number of Class A Shares that you want to include in the Plan. You can then enroll as a shareowner of record, as described above. Once the Plan Administrator receives your transferred shares from your brokerage account, you will receive an account statement and you can then enroll in the Plan.

7. What are the fees associated with participation in the Plan?

The Company will pay all administrative costs associated with the reinvestment of dividends under the Plan.

We can change the fee structure of the Plan at any time. We will give you notice of any fee changes prior to the changes becoming effective.

8. What are my dividend reinvestment options?

•	The reinvestment option you elect will apply to all of your Class A Shares, whether held through book-entry DRS or in the Plan.

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Full Dividend Reinvestment. All cash dividends payable on shares held in the Plan, along with any shares held through book-entry DRS, will be used to purchase additional shares. The participant will not receive cash dividends from Blue Owl; instead, all dividends will be reinvested. Whole and fractional shares will be allocated to the Plan account.

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Partial Dividend Reinvestment. A participant may elect to reinvest a portion of the dividend and receive the remainder in cash. If you choose partial reinvestment, you must specify on the enrollment form the number of whole shares on which you wish to continue to receive cash dividends by check or to have directly deposited into your designated checking or savings account, as further described below. The remaining dividends will be automatically reinvested. The cash portion of dividends will be sent by check unless the participant has elected to have those dividends deposited directly to a designated bank account.

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No Dividend Reinvestment. All dividends payable to the participant will be paid in cash. This includes the dividend payable on all shares held in the Plan, any shares held through book-entry DRS. The participant’s dividend payment will be sent by check unless the participant has elected to have those dividends deposited directly to a designated bank account.

You may change your reinvestment option at any time by going online at www.computershare.com/investor, calling the Plan Administrator or sending written notice to the Plan Administrator by mail. Notices received on or before a dividend record date will be effective for that cash dividend. Notices received after a dividend record date will not be effective until after that cash dividend has been paid.

To arrange to have your dividends directly deposited into your designated U.S. bank account, you must complete and return an Authorization for Electronic Direct Deposit form. You may request an authorization form by calling the Plan Administrator at (866) 690-7918, or you may authorize the direct deposit of dividends when you enroll in the Plan online, or access your account online at www.computershare.com/investor.

9. When are dividends paid?

Dividends for a given quarter are generally declared and announced during the subsequent quarter and are typically paid within a few weeks of declaration and announcement. The reinvestment of your dividends will begin with the first quarterly cash dividend that we pay following your enrollment, but only if your enrollment is received by the record date for that dividend. If your enrollment is received between a record date and a payable date, the reinvestment of your dividends will commence with the dividend payment in the following quarter for which a dividend is declared.

The payment of dividends on our Class A Shares is at the discretion of the Board. There is no guarantee that Blue Owl will pay dividends in the future. The timing and amount of future dividends, if any, will depend on earnings, cash requirements, the financial condition of Blue Owl and its subsidiaries, applicable government regulations and other factors deemed relevant by the Board.

10. When does the Plan Administrator purchase shares?

Cash dividends are reinvested on the applicable Dividend Payment Date or, if the NYSE is not open on the Dividend Payment Date, the next business day the NYSE is open.

Shares are purchased and sold for the Plan on specified dates or during specified periods. As a result, you do not have any control over the price at which shares are purchased or sold for your account, and you may pay a higher purchase price or receive a lower sales price then if you had purchased or sold the shares outside of the Plan. You bear the risk of fluctuations in the price of our Class A Shares. No interest is paid on funds held by the Plan Administrator pending their investment.

11. How does the Plan Administrator buy the shares?

At our discretion, share purchases will be made on the open market or directly from Blue Owl. Shares purchased from Blue Owl may come from our authorized but unissued shares or from our treasury shares. The Plan Administrator will initially purchase plan shares on the open market, but we can change this at any time without notice to you, subject to legal restrictions on how often we change the method. The method used by the Plan Administrator will impact the price at which your shares are purchased (as described more fully in Question 12). Share purchases on the open market may be made on any stock exchange where our common stock is traded or through negotiated transactions, on such terms as the Plan Administrator determines. Neither we nor you will have any authority to direct the date, time, selection of broker-dealer or price at which shares may be purchased by the Plan Administrator.

12. At what price will the Plan Administrator purchase the shares?

Open Market Purchases. If the shares are purchased in the open market or in a negotiated transaction, the Plan Administrator may combine Plan participant purchase requests with other purchase requests received from other Plan participants. The Plan Administrator may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, the Plan Administrator’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the common shares purchased for each participant’s account shall be the weighted average price of the specific batch for such shares purchased by the Plan Administrator’s broker on that investment date.

Purchases from Blue Owl. If the shares are purchased from Blue Owl, your purchase price will be the closing price of our Class A Shares on the NYSE for that investment date. If the NYSE is closed on that date, then the price will be the closing price of our Class A Shares on the NYSE for the next business day the NYSE is open.

We may also offer shares under the Plan at a discount from 0% to 5% on shares purchased directly from us for all purchases including dividend reinvestment. The discount, if offered, will be established from time to time by our Board. As of the date of this prospectus, the Board does not intend to offer a discount.

The Plan Administrator may commingle your funds with those of other participants for purposes of forwarding purchase orders to the independent agent. Also, the Plan Administrator may offset purchase and sale orders for the same investment date, forwarding to the independent agent the net purchase or sale requirement. Because the prices at which shares are purchased under the Plan are beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

13. How often will I receive account statements?

The Plan Administrator will send you an account statement as soon as administratively possible after each quarterly dividend reinvestment. The Plan Administrator will also send you an account statement after any transfer, sale or withdrawal of plan shares. The statement will include specific cost basis information in accordance with applicable law.

Account statements provide participants with records of their purchases and sales and other important information and should be retained for tax purposes.

14. Will I receive stock certificates for my plan shares?

No. As permitted by Delaware law and the Company’s Bylaws, the Board has elected to use an electronic system for recording the issuance, ownership and transfer of Class A Shares, known as DRS. This means that we do not, and will not, issue paper certificates evidencing the shares of common stock that you own. Rather, our transfer agent and registrar maintains an account for each record holder of shares that reflects the number of shares owned by that stockholder. The number of shares credited to an account under the Plan will be shown on the participant’s statement of account. This additional service protects against loss, theft or destruction of stock certificates.

If you wish to transfer or pledge the shares held in your Plan account, then you must contact the Plan Administrator for instructions. See Question 23 for information about contacting the Plan Administrator. Any such transfer or pledge will be subject to compliance with any applicable laws and may require the payment by the participant of applicable taxes.

15. Can I transfer my plan shares to someone else?

You may transfer ownership of all or part of the shares in your Plan account through a gift, a private sale or otherwise by mailing to the Plan Administrator a properly executed Stock Assignment Form (which you can obtain from the Plan Administrator or a financial institution), a medallion signature guarantee and a letter of instruction. Unless you instruct the Plan Administrator to the contrary, all transfers will be effected by establishing a Plan account for the transferee, if necessary, and then reducing your Plan account balance and increasing the transferee’s Plan account balance, in each case by the amount of shares transferred. Accordingly, unless you instruct the Plan Administrator to the contrary, all shares so transferred will automatically be in the Plan and 100% of the transferee’s cash dividends will be reinvested in Class A Shares.

You cannot pledge or grant a security interest in your plan shares or transfer your plan shares outside of the Plan unless you request your plan shares be converted to DRS.

16. How do I sell my plan shares?

Sales are usually made through an affiliated broker or dealer, who will receive brokerage commissions. Typically, the shares are sold through the exchange on which the common shares of Blue Owl are traded. Depending on the number of shares to be sold and current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day. All sales are subject to market conditions, system availability, restrictions and other factors. The actual sale date, time or price received for any shares sold through the Plan cannot be guaranteed.

Participants may instruct the Plan Administrator to sell shares under the Plan through a Batch Order, Market Order, Day Limit Order or Good-‘Til-Canceled Limit Order.

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Batch Order (mail) — A batch order is an accumulation of multiple sale requests for a security submitted together as a collective request. You can sell shares by batch order through the Plan by completing and returning the form located on the back of your Dividend Reinvestment Plan statement. All sales requests received in writing will be submitted as batch order sales. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five (5) business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. For a batch order sale, the price to each selling Plan participant shall be the weighted average sale price obtained by the Plan Administrator’s broker for the aggregate order placed by the Plan Administrator and executed by the broker, less a transaction fee of $25.00, plus a trading fee of $0.12 per share* sold, and you will be responsible for paying these fees.

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Market Order (online or telephone) — The participant’s request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. Market order sales are available online through Computershare Investor Center at www.computershare.com/investor. Market order sales are also available by calling the Plan Administrator at (866) 293-6077 and placing the sale order through the telephone interactive voice response (“IVR”) or speaking to a customer service representative. Market order sale requests received through Computershare Investor Center or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day the market is open. The Plan Administrator will use commercially reasonable efforts to honor requests by participants to cancel market orders placed outside of market hours. Depending on the number of shares being sold and current trading volume in the shares, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/investor or call the Plan Administrator directly at (866) 690-7918. If your market order sale was not filled and you still want the shares to be sold, you will need to re-enter the sale request. Sales proceeds will equal the market price of the sale obtained by the Plan Administrator’s broker, less a transaction fee of $25.00, plus a trading fee of $0.12 per share* sold, and you will be responsible for paying these fees.

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Day Limit Order (online or telephone) — A day limit order is an order to sell your shares when and if the stock reaches a specific price on a specific day. Day limit order sales are available online through Computershare Investor Center at www.computershare.com/investor. Day limit order sales are also available by calling the Plan Administrator at (866) 690-7918 and placing the sale order through the telephone IVR. The order is automatically cancelled if the price is not met by the end of that trading day (or, for orders placed outside of market hours, the next trading day). Depending on the number of shares being sold and current trading volume in the shares, your order may only be partially filled, in which case the remainder of your order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion, or at your request if the Plan Administrator’s broker has not filled the order. Any request to otherwise cancel a pending day limit order will be honored on a best-efforts basis. Day limit orders are subject to a $25.00 transaction fee and a trading fee of $0.12 per share* sold, and you will be responsible for paying these fees.

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Good-‘Til – Canceled (GTC) Limit Order (online or telephone) — A GTC limit order is an order to sell your shares when and if the stock reaches a specific price at any time while the order remains open (generally up to 30 days). GTC limit order sales are available online through Computershare Investor Center accessible at www.computershare.com/investor. GTC limit order sales are also available by calling the Plan Administrator at (866) 690-7918 and placing the sale order through the telephone IVR. Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. If shares trade on more than one day, a separate fee will be charged for each day. The order (or any unexecuted portion thereof) is automatically cancelled if the price is not met by the end of the order period. The order also may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or at your request if the Plan Administrator’s broker has not filled the order. GTC limit orders are subject to a $25.00 transaction fee and a trading fee of $0.12 per share* sold, and you will be responsible for paying these fees.

*All per-share fees include any brokerage commissions the Plan Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. All sales requests processed over the telephone by a customer service representative entail an additional fee of $15.00. Fees are deducted from the proceeds derived from the sale. The Plan Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Plan Administrator to determine if there are any limitations applicable to your particular sale request.

Alternatively, you may choose to sell your shares through a broker of your choice, in which case you will have to request either that (a) your broker electronically transfers your shares from the Plan Administrator or (b) the Plan Administrator electronically transfers your shares to your broker.

If you indicate to the Plan Administrator that you wish to close your account, the Plan Administrator will sell any fractional shares you may own. The Plan Administrator may determine the price for the fractional shares either by (a) selling shares on the open market through a registered broker-dealer, or (b) using the current price of our Class A Shares on the NYSE, or as quoted by a registered broker-dealer on the date of the request.

Blue Owl’s share price may fluctuate between the time the sale request is received and the time the sale is completed on the open market. The Plan Administrator shall not be liable for any claim arising out of failure to sell on a certain date or at a specific price. Neither the Bank nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

The Insider Trading Policy provides that the participant may not trade in Class A Shares if in possession of material, non-public information about the company. Share sales by employees, Affiliates and Section 16 officers must be made in compliance with Blue Owl’s Insider Trading Policy.

17. If Blue Owl issues additional Class A Shares in connection with a stock dividend or a stock split, how will I receive the additional shares?

Any shares representing stock dividends or stock splits that we distribute on our Class A Shares that you have enrolled in the Plan and/or that are being held in your Plan account will be credited to your Plan account.

18. How will I be able to vote the shares held in my Plan account?

The shares credited to your Plan account will be automatically added to the shares covered by the proxy provided to you with respect to your certificated and book-entry shares of common stock, and may be voted by you pursuant to such proxy.

19. What are the responsibilities of Blue Owl and of the Plan Administrator under the Plan?

Except as described below, the Plan Administrator has no responsibility with respect to the preparation or the contents of this Plan. Neither we nor the Plan Administrator or its nominee(s), in administering the Plan, will be liable for any act done in good faith. Neither we nor the Plan Administrator will be liable for any good faith omission to act, including, without limitation, any claims of liability arising out of: (a) failure to terminate a participant’s account upon the participant’s death before notice in writing of the death is received; (b) the prices and times at which shares of common stock are purchased or sold for the participant’s account, or the terms under which such purchases or sales are made; (c) fluctuations in the market value of our Class A Shares; or (d) have any liability as to any inability to purchase common shares or as to the timing of any purchase. Neither we nor the Plan Administrator can assure you of a profit, or protect you against a loss, from the shares purchased or sold through the Plan. An investment in our Class A Shares is subject to significant market fluctuations, as are all equity investments. We cannot control purchases by the Plan Administrator under the Plan and cannot assure you that dividends on our Class A Shares will not be reduced or eliminated in the future.

20. Who interprets the Plan?

Blue Owl and the Plan Administrator reserve the right to interpret the Plan, as they deem necessary or desirable. Any such interpretation will be final. The Plan, and any related Plan documentation and Plan accounts, will be governed by, and construed in accordance with, the laws of the State of New York.

21. May the Plan be changed or discontinued?

While we currently expect to offer a dividend reinvestment indefinitely, we reserve the right to suspend, modify, or terminate the Plan at any time. You will receive notification of any such suspension, material modification, or termination. We and the Plan Administrator also reserve the right to change any administrative procedures of the Plan (including fees and expenses) at any time without notice to you, and any such changes shall not be deemed material modifications to the Plan.

22. How do I terminate my participation in the Plan?

Participation in the Plan is entirely voluntary. You may terminate your participation at any time by providing notice and instructions to the Plan Administrator. If a request to terminate is received near a dividend record date for an account you have whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on your behalf. In the event reinvestment is made, the Plan Administrator will process the termination as soon as practicable, but in no event later than five business days after the investment is completed. Please see Question 16 for information about selling plan shares.

After termination, you can re-enroll in the Plan online or by submitting the required forms and complying with all other enrollment procedures. To minimize unnecessary plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, Blue Owl reserves the right to deny participation in the Plan to previous participants who Blue Owl or the Plan Administrator believes have been excessive in their enrollment and termination.

23. Who do I contact if I have questions about the Plan?

The Plan Administrator will answer any questions you have about buying or selling our Class A Shares through the Plan or about any other Plan services. You may contact the Plan Administrator in the following ways:

•

Internet. You can enroll, obtain information, change the number of shares on which your dividends are to be reinvested or paid in cash, and perform certain transactions on your account online via www.computershare.com/investor

•

Written Inquiries. You may make an inquiry by following the instructions on the Plan Administrator’s website (www.computershare.com/investor). Please address all other correspondence concerning the Plan to the Plan Administrator at the following address:

Computershare

C/O Shareholder Services

P.O. Box 505000

Louisville, KY 40233-5000

For overnight delivery service:

Computershare

C/O Shareholder Services

462 South 4th Street, Suite 1600

Louisville, KY 40202

Be sure to include your name, address, daytime phone number, holder account number, and a reference to Blue Owl Capital Inc. on all correspondence.

•	Telephone Inquiries. The Plan Administrator may be reached directly by dialing:

(866) 690-7918 (dedicated toll-free number in the United States and Canada)

(781) 575-2477 (outside the United States and Canada)

An IVR system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 5:00 p.m., Eastern Time, Monday through Friday (except NYSE holidays).

24. What are the U.S. federal income tax consequences of participating in the Plan?

The following is a brief summary of some of the principal U.S. federal income tax considerations applicable as of the date of this prospectus to participation in the Plan. This summary does not discuss all of the material U.S. federal, state, local, or non-U.S. tax consequences of participation in the Plan and investors are advised to consult their own tax advisors with respect to any participation in the Plan.

In general, participants in the Plan will have the same U.S. federal income tax consequences with respect to dividends (including dividends reinvested to purchase Class A Shares) as shareowners not participating in the Plan. You will be treated for U.S. federal income tax purposes as having received on each Dividend Payment Date, with respect to Class A Shares held for you, a dividend equal to the full amount of the cash dividends payable on both the Class A Shares registered in your own name and the Class A Shares held through the Plan, even though the amount of dividends reinvested is not actually received in cash but is instead applied to the purchase of our Class A Shares for your account under the Plan. In addition, the Internal Revenue Service has ruled that the amount of brokerage commissions paid by us on your behalf (where plan Class A Shares are purchased on the open market) is to be treated as a distribution to you which is subject to income tax in the same manner as dividends. The sum of those amounts becomes your cost basis for our Class A Shares purchased with such reinvested dividends, as discussed below.

Your statement of account under the Plan will show the price per share to you of our Class A Shares purchased with reinvested dividends. That price, which will include the trading fees (which include any brokerage commissions the Plan Administrator is required to pay) paid by us on your behalf on purchases under the Plan of our Class A Shares, is the federal income tax cost basis to you of our Class A Shares acquired under the Plan. Your statement of account will also show the date on which the Class A Shares purchased under the Plan were credited to your account. Your holding period for Class A Shares purchased under the Plan generally will begin on the date following the date on which those Class A Shares are credited to your plan account.

Information forms (Forms 1099-DIV) will be mailed to plan participants each year and will set forth the taxable dividends and trading fees reportable for U.S. federal income tax purposes. These dividends and trading fees must be reported on your federal income tax return.

Reinvested dividends are generally not subject to withholding unless (1) you fail to give your social security or tax identification number to us, (2) the Internal Revenue Service notifies us that you are subject to tax withholding, (3) you fail to certify, under penalties of perjury, that you are not subject to backup withholding if such certification is required or (4) you are a non-U.S. person subject to normal U.S. withholding on dividend income at the rate of 30% (or lesser tax treaty rate if applicable). If you are a shareholder whose dividends are subject to tax withholding, we will apply toward the purchase of our Class A Shares under the Plan an amount equal to the dividends being reinvested less the amount of tax required to be withheld. Your statement of account under the Plan will indicate the amount of tax withheld.

You are not generally expected to recognize any taxable income upon receipt of a certificate for whole Class A Shares credited to your account (i.e., purchased with reinvested dividends) under the Plan, whether upon request for such a certificate, upon termination of your participation in the Plan or upon termination of the Plan. However, you may recognize a gain or loss upon receipt of a cash payment for whole Class A Shares or a fractional common share credited to your account under the Plan when that account is terminated by you, when Class A Shares credited to your account under the Plan are sold or when the Plan is terminated. A gain or loss may also be recognized upon your disposition of the Blue Owl Class A Shares received from the Plan. The amount of any such gain or loss will be the difference between the amount received for the whole or fractional Class A Shares and the cost basis of the Class A Shares. Generally, gain or loss recognized on the disposition of

Class A Shares acquired under the Plan will be treated for U.S. federal income tax purposes as a capital gain or loss and will be long-term capital gain or loss if, as of the date of such disposition, the holding period with respect to the Class A Shares sold exceeds one year.

This plan assumes that each participant will use the first-in, first-out (FIFO) method when determining the tax basis of any shares sold. Participants may designate their preference for a different method of determining the tax basis of shares by identifying this preference in writing to the Plan Administrator. Participants may designate their preference for specific identification cost basis at any time.

If you are a Non-Resident Alien (“NRA”) individual and you do not provide a valid Form W-8B to certify your foreign tax residency, you will be subject to withholding on all payments reportable on an IRS Form 1099 or Form 1042-s, as applicable, at the current backup withholding rate of 24% or the normal withholding rate of 30% (or lesser tax treaty rate if applicable), respectively. If you are any non-individual entity and you do not provide either a type of Form W-8 (for foreign entities, a Form W-8BEN-E, W-8EXP, W-8ECI or W-8IMY) or Form W-9 (for U.S. entities), you will also be subject to 30% withholding on all U.S. sourced dividends and interest as required by the Foreign Account Tax Compliance Act (“FATCA”). Non-U.S. persons should consult with their internal tax advisors or counsel as to which type of Form W-8 they should provide based on their status under Chapters 3 and 4 of the U.S. Internal Revenue Code.

The discussion above is a summary of certain important United States federal income tax consequences of your participation in the Plan. The summary is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations, administrative rulings and court decisions, in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of your participation in the Plan. For example, it does not address any state, local or non-U.S. tax consequences of your participation. You should consult your own tax advisor about the tax consequences of your participation in the Plan.

OTHER PLAN INFORMATION

Stock Dividends and Stock Splits. Stock dividends or split shares issued by Blue Owl on plan shares are credited to your account. Stock dividends or split shares issued with respect to your direct registration shares are handled in the same manner as for shareowners who are not participating in the Plan. Cash dividends paid on the shares issued as stock dividends or stock splits are processed in accordance with the dividend reinvestment option then elected.

Dividend and Voting Rights. Dividend and voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase. Shares purchased on or within two business days prior to a dividend record date are considered “ex-dividend” and therefore not entitled to payment of that dividend.

Voting of Plan Shares. Each shareholder entitled to vote at a meeting of shareowners is sent either a notice containing instructions on how to access our proxy statement and our annual report online or a printed copy of our proxy materials before the meeting. You are encouraged to read the proxy statement carefully. You may vote online, by phone or by returning the signed, dated proxy material. The proxies will vote the shares in accordance with your instructions.

Limitation of Liability. In administering the Plan, neither Blue Owl, the Plan Administrator nor any broker/dealer selected by the Plan Administrator to execute purchases and sales on behalf of plan participants will be liable for any good faith act or good faith omission to act, including but not limited to any claim of liability (1) arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of a notice in writing of such death from a duly authorized representative of the estate, (2) with respect to the prices or times at which our Class A Shares are purchased or sold, or (3) as to the value of Class A Shares acquired for participants.

The Plan Administrator is acting solely as the agent of Blue Owl and owes no duties, fiduciary or otherwise, to any other person by reason of the Plan, and no implied duties, fiduciary or otherwise, will be read into the status of the Plan Administrator under the Plan. The Plan Administrator undertakes to perform such duties and only such duties as are expressly described in this prospectus to be performed by it, and no implied covenants or obligations will be read into the Plan against the Plan Administrator or Blue Owl.

In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys, will not be liable for any action taken, suffered or omitted, or for any error of judgment made by it, in the performance of its duties under the Plan. In no event will the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Plan Administrator will not be required to make and will make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own. In addition, the Plan Administrator will not be obligated to take any legal action under the Plan that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The Plan Administrator will not be responsible or liable for any failure or delay in the performance of its obligations under the Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator will use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as administratively possible under the circumstances.

The Plan Administrator is authorized to choose a registered broker/dealer, including a broker/dealer affiliated with the Plan Administrator, at its sole discretion to facilitate purchases and sales of our Class A Shares by plan participants. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in common share transactions within a reasonable time upon written request from a plan participant.

Modification or Termination of the Plan. Blue Owl can suspend, modify or terminate the Plan at any time in whole or in part or with respect to participants in certain jurisdictions. Notice of any suspension, material modification or termination will be sent to all affected participants.

Denial or Termination of Participation by Blue Owl. The Plan Administrator may terminate a participant’s participation in the Plan if the participant does not own at least one full share in the participant’s name or held through the Plan. Blue Owl also reserves the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent Blue Owl deems it advisable or necessary in its discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have their full plan shares converted to direct registration and will receive a check less any applicable fees for any fractional plan share.

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Forward-Looking Statements,” you should carefully consider the specific risks incorporated by reference in this Prospectus to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement and any applicable free writing prospectus before acquiring any such securities. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties incorporated by reference in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

USE OF PROCEEDS

We will receive proceeds from purchases of our Class A Shares through the Plan only if the purchases are made directly from us rather than by the independent agent in the open market. We have no basis for estimating either the number of shares of common stock that will ultimately be sold pursuant to the Plan or the prices at which such shares will be sold. We will use any such proceeds for general corporate purposes.

PLAN OF DISTRIBUTION

The Class A Shares that are the subject of this prospectus are offered by the Company for purchase by the Plan Administrator pursuant to the Plan described herein, the terms of which provide for the purchase of some securities on the open market or in negotiated transactions, as well as from the Company. No underwriter will be used, and the participants will bear the cost of any fees or expenses, including trading fees (which include any brokerage commissions the Plan Administrator is required to pay), resulting from purchases of shares on the open market or in negotiated transactions in connection with the Plan, pursuant to the terms described herein.

LEGAL MATTERS

Kirkland & Ellis LLP has passed upon the validity of the Class A Shares offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The audited consolidated and combined financial statements of the Company as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, that is incorporated by reference into the registration statement, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at www.blueowl.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

Dividend Reinvestment Plan

PROSPECTUS

June 28, 2022

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.